SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August, 2005
PROTHERICS PLC
(Translation of Registrant’s Name Into English)
The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☒      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐     No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-___.
     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: August 15, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

PROTHERICS PLC
BLOCK LISTING IN RESPECT OF 6% CONVERTIBLE UNSECURED LOAN NOTES
8 August 2005: As set out in the listing particulars published by Protherics PLC (“the Company”) on 20 January 2005, convertible loan notes of £1 each in the capital of the Company (“Convertible Loan Notes”) became convertible into Ordinary Shares on 20 December 2004.
On 7 February 2005, application was made to the London Stock Exchange plc and UK Listing Authority for the block listing of 17,092,476 Ordinary Shares, representing £4,273,119 of Convertible Unsecured Loan Notes.
As of 8 August 2005, further Convertible Loan Notes to the value of £715,664 had been converted into 2,862,656 Ordinary Shares, leaving Convertible Loan Notes to the value of £3,557,455 (representing 14,229,820 Ordinary Shares) unconverted.
In total, there are 243,370,987 Ordinary Shares in the capital of the Company in issue.
For further information contact:

Protherics PLC	+44 (0) 1928 518000
Barry Riley, Company Secretary

Code Securities Limited	+44 (0) 20 7776 1206
Charles Walker

Financial Dynamics	+44 (0) 20 7269 7223
David Yates/ Lucy Briggs
An electronic version of this will be available at: www.protherics.com

PROTHERICS PLC
NOTIFICATION OF MAJOR INTERESTS IN SHARES
9 August 2005: Protherics PLC (“the Company”) has received notification on 8 August 2005 on behalf of Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc) that they have a material interest in 12,460,031 ordinary shares, representing 5.12 % of the issued share capital of the Company, and a total interest in 27,332,004 ordinary shares, representing 11.23% of the issued share capital of the Company. This increase follows a purchase of 1,314,449 ordinary shares on 5 August 2005.
For further information contact:

Protherics PLC
Barry Riley	+44 (0) 1928 518 000
Nick Staples, Corporate Affairs	+44 (0) 7919 480510 (mobile)

Financial Dynamics	+44 (0) 20 7269 7223
David Yates/ Lucy Briggs
An electronic version of this will be available at: www.protherics.com

FOR IMMEDIATE RELEASE
Contact:
Russell LaMontagne
Corinth Group Communications
212/255-5340
Fougera Marks Fifth Snakebite Season with CroFab™ — Crotalidae Polyvalent Immune Fab (Ovine) Available
Snakebite myths and misconceptions remain barrier to treatment
Melville, NY – August 9, 2005 – Fougera® Inc. announced today that CroFab™ — Crotalidae Polyvalent Immune Fab (Ovine) has marked its fifth season of use as the primary antivenom* for crotalid snakebites from snake species common to the United States. Crotalid is used to describe the Crotalinae subfamily (formerly know as Crotalidae) of venomous snakes that compose the vast majority of common North American snakes, including rattlesnakes, copperheads and cottonmouths/water moccasins. When CroFab was launched in 2001, it was the first new snakebite antivenom to be made available in nearly 50 years. It is currently the only widely-available antivenom for Crotalid snakes. Snakebite experts remain concerned, however, about the level of misinformation about the diagnosis and treatment of snakebites. Experts advocate more prompt treatment of snakebites and more widespread treatment of milder bites.
“CroFab changed the way we treat victims of snakebite. Unfortunately, misinformation in the general public about the treatment of snakebites persists,” said Richard C. Dart, MD, PhD, Director, Rocky Mountain Poison and Drug Center, Denver Health Authority and Professor of Medicine, Surgery and Pharmacy, University of Colorado Health Sciences Center.
Understanding of How to Treat Snakebites with CroFab Has Increased
Since CroFab was launched in 2001, numerous studies and reports have contributed to a better understanding of how to treat snakebites, including:
•	Extensive efficacy and safety experience with CroFab
•	Guidelines for the treatment of children bitten by rattlesnakes
•	Use of CroFab for bites from copperheads and Southern Pacific rattlesnakes
•	Repeated administration of CroFab in the same patient
•	The management and control of adverse reactions
A full list of recent snakebite publications is available at www.snakebitenews.com.
“All snakebites are unique. Through organized studies and general use, we know more about the safety and efficacy of CroFab and how to effectively treat a diverse range of patients. We now have experience on how to treat children, how to treat bites from species that differ from those originally studied for CroFab and how to treat patients who have been bitten multiple times or who have received CroFab more than once,” said Dr. Dart.
Early Intervention Gives Better Outcomes
The most important thing a snakebite victim can do is get to the nearest emergency room as quickly as possible. Experts also advise not trying to capture the snake. Snakes can make multiple venomous bites. Trying to capture a snake wastes valuable time and puts a person at risk of being bitten again. Snakebite experts do not advise applying tourniquets, making any kind of cut near the wound or trying to suck out the poison.
* CroFab™ is indicated for the management of patients with minimal or moderate North American crotalid envenomation.

“Snake venom is filled with digestive enzymes. The longer you wait to introduce the antivenom, the more destruction the enzymes can do. If you’ve been bitten by a snake, get to the hospital as quickly as you can,” said Dr. Sean Bush, Staff Emergency Physician and Envenomation Specialist, Loma Linda Medical University Center.
In addition to the risk of death, there is significant morbidity associated with snakebites, including loss of limb, decreased mobility and tissue death or necrosis at the site of the injury. These morbidities are exacerbated by delays in treatment. Transferring patients to hospitals with a supply of antivenom or waiting for antivenom to be shipped can significantly delay treatment, which can increase tissue loss and other morbidities associated with snakebites.
“Fougera and our production partner, Protherics, have worked extremely hard to meet the demand for antivenom. In 2003, we more than doubled our 2002 production and we have maintained or exceeded those levels in 2004 and 2005,” said David Klaum, Senior Vice President, Commercial Operations, Fougera.
Important Safety Information
CroFab has been used successfully to treat several thousand snakebites in the U.S. to date. In clinical studies, the majority of adverse reactions to CroFab™ were mild to moderate in severity. The most common adverse events were urticaria and rash. One patient experienced recurrent coagulopathy due to envenomation. Two patients experienced severe allergic reactions (severe hives and a severe rash and pruritus) following treatment. All patients made a complete recovery. One patient discontinued CroFab™ therapy due to an allergic reaction. Patients with allergies to papain, chymopapain, other papaya extracts, or the pineapple enzyme bromelain may also be at risk for an allergic reaction to CroFab™. For additional information on adverse events, precautions or warnings, please refer to the full prescribing information for CroFab available at www.fougera.com.
About CroFab™
CroFab™ is indicated for the management of patients with minimal or moderate North American crotalid envenomation. The term crotalid is used to describe the Crotalinae subfamily (formerly know as Crotalidae) of venomous snakes that includes rattlesnakes, copperheads and cottonmouths/water moccasins.
Of the estimated 45,000 snakebites each year in the United States, approximately 7,000 to 8,000 involve venomous species. Additional information about snakebites and snakebite treatments can be found at www.snakebitenews.com.
In October 2002, Fougera® assumed responsibility for the distribution of CroFab from Savage Laboratories. Both companies are divisions of Altana Inc. CroFab was developed and is manufactured by Protherics PLC.
About Fougera®
Fougera is a leading manufacturer and distributor of a wide range of multi-source topical and ophthalmic pharmaceuticals in prescription and over-the-counter dosage forms, as well as treatments for emergency/critical care.